UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom confirms financial targets for 2008 following good results in the first six months of the year

Aug 07, 2008

During the first six months of 2008, Deutsche Telekom made good progress in reaching its financial targets for the full year and is therefore confirming its guidance.

As in the first quarter, fluctuating exchange rates and changes in the composition of the Group had a considerable impact on the development of results in the first six months. Reported revenue declined by three percent to EUR 30.1 billion. On an organic basis, i.e. adjusted for exchange rate effects and changes in the composition of the Group, revenue would have increased slightly by 0.3 percent to EUR 30.8 billion. At EUR 9.5 billion, the Group’s adjusted EBITDA was down only 0.5 percent on the previous year. On an organic basis, EBITDA would have increased by 0.5 percent to EUR 9.7 billion.

Adjusted net profit rose by 21.9 percent to EUR 1.4 billion. Free cash flow increased by 58.2 percent compared with the first half of 2007 to EUR 3.6 billion.

Four factors in particular contributed to these positive results.

•

Adjusted EBITDA generated by T-Home’s domestic fixed-network business improved slightly year-on-year, mainly on the back of cost savings from the “Save for Service” program and a substantial slowing of the revenue decline in the second quarter. As a result, the EBITDA margin increased by two percentage points to 34.8 percent.

•	T-Mobile Deutschland increased adjusted EBITDA in the first six months of the current year, lifting the margin from 36.4 percent in the first half of 2007 to 38.2 percent.

•

In the United States, T-Mobile USA further increased its earnings performance, with a higher EBITDA margin of 28.7 percent in the first half of 2008 compared with 28.0 percent in the prior-year period.

•	The mobile communications companies in Poland, the Czech Republic and Slovakia posted double-digit growth rates for both revenue and adjusted EBITDA.

Deutsche Telekom’s CEO, René Obermann, therefore confirmed the Group’s guidance for the year as a whole: “We made good progress during the first half of the year in achieving our strategic objectives, both in operations and with our cost savings. This leads us to assume that we will reach our financial targets in the 2008 financial year.” The Board expects that the Group will maintain adjusted EBITDA at around EUR 19.3 billion and free cash flow before dividend payments at around EUR 6.6 billion, each on a par with the previous year.

The implementation of the “Save for Service” program is progressing positively. Around two years after the initial measures were implemented, the gross savings from “Save for Service” amounted to approximately EUR 3.0 billion by mid 2008, up from EUR 2.3 billion at the end of 2007. With EUR 0.35 billion, the Broadband/Fixed Network operating segment accounted for half of the total cost savings from “Save For Service” of around EUR 0.7 billion in the first six months of 2008. With “Save for Service”, the Group aims to continuously reduce its cost base by at least EUR 4.2 billion to EUR 4.7 billion per year from 2010 onwards.

Developments in the business areas at a glance

Mobile Communications

T-Mobile Deutschland increased its profitability in a fiercely contested market, lifting its adjusted EBITDA margin to 39.6 percent in the second quarter of 2008 from 36.9 percent in the previous year. Despite the slight decline in revenue of 2.8 percent to EUR 1.95 billion, adjusted EBITDA rose by 4.3 percent to EUR 773 million compared with the second quarter of 2007. Between April and June 2008, T-Mobile Deutschland thus posted a year-on-year increase in quarterly EBITDA for the first time in three years. Compared with the first six months of 2007, revenue declined by 3.1 percent to EUR 3.84 billion, while EBITDA edged up 1.7 percent to EUR 1.47 billion. At 204,000 in the second quarter, net additions in the lucrative contract-customer segment were up by more than 15 percent year-on-year.

New web’n’walk data rates for mobile Internet use on laptops have rounded off T-Mobile Deutschland’s calling plans since July. The mobilization of the Internet has been advanced considerably by the innovative Apple iPhone, the 3G version of which is available exclusively from T-Mobile Deutschland and is enjoying buoyant demand. T-Mobile has also been selling the iPhone 3G in Austria and the Netherlands since June 11.

In the United States, T-Mobile USA’s mobile business is continuing to demonstrate robust development of operations, though the weakness of the U.S. dollar is clearly affecting the financial figures. While revenue in the first half of 2008 fell 0.8 percent on a euro basis to EUR 6.96 billion, on a dollar basis it jumped 14.3 percent. Adjusted EBITDA rose by 1.6 percent to EUR 2.0 billion, although in local currency the increase was 17.0 percent. Including SunCom, which was taken over in the first quarter of the year, T-Mobile USA had 31.5 million customers as of June 30, 2008, 4.6 million more than a year earlier. Between April and June, this company recorded 668,000 net additions. The decrease compared with the prior-year figure of 857,000 can be mainly attributed to higher churn among contract customers following the expiration of the first two-year fixed-term contracts that were introduced for new customers in April 2006 for the first time. At 3.2 million in the second quarter of 2008, gross additions were again above the high level achieved in the previous year. In the second quarter, T-Mobile USA added more than one million MyFaves customers, pushing the number of customers who use this community rate to over 6.5 million.

Developments in Central and Eastern Europe remained encouraging, with the companies in Poland, the Czech Republic and Slovakia delivering high double-digit growth rates for both revenue and adjusted EBITDA, and the companies in Macedonia and Hungary increasing EBITDA further year-on-year.

In the United Kingdom, T-Mobile UK recorded a decrease in revenue of 11.5 percent in the first six months to EUR 2.07 billion compared with the same period in 2007. Measured in pounds sterling, however, revenue rose by 1.7 percent. In addition to exchange rate effects, this development reflects the fierce competition in the UK market. T-Mobile UK invested more heavily in the market and increased its sales and customer retention costs. As a result, EBITDA declined by 14.8 percent in the first half of the year to EUR 426 million, whereas measured in sterling it decreased by just 2.7 percent.

T-Mobile Netherlands recorded tangible success with the integration of Orange Nederlands, which it had acquired in the previous year. Compared with the first quarter of this year, the adjusted EBITDA margin improved by more than ten percentage points.

The European companies reported a 46.2 percent increase in data revenues to EUR 350 million compared with the second quarter of 2007. The number of web’n’walk users rose to 4.1 million in the five Western European companies, up more than 70 percent year-on-year. The United States is experiencing a boom in text and multimedia messages, the number of which has more than doubled in the past twelve months.

Broadband/Fixed Network

In its domestic market, T-Home recorded stable earnings and a decrease in revenue in line with expectations. The year-on-year revenue decline of 4.4 percent to EUR 4.73 billion in the second quarter of 2008 was at the lower end of the forecast of minus four to minus six percent. In the first quarter of this year, revenue had decreased by 6.1 percent. At the same time, adjusted EBITDA remained unchanged at EUR 1.66 billion in the second quarter. In the first six months of 2008, revenue decreased by 5.3 percent year-on-year, while adjusted EBITDA inched up 0.3 percent.

On the German broadband market, T-Home has a market share of over 40 percent of new DSL customers for the seventh consecutive quarter. This corresponds to 340,000 net additions in the second quarter. The number of T-Home DSL retail customers has thus grown from 8.0 million to 9.9 million in one year. Around a quarter of a million customers have now opted for an Entertain package with fast Internet access and IPTV.

In addition to line losses resulting from competition and regulatory changes designed to reduce the market share, since the beginning of the year losses have also included reductions that are primarily a result of the migration of DSL resale customers to All IP. Line losses in the first half of 2008 were also largely attributable to this second factor. Consequently, the total number of line losses cannot be directly compared with those in the previous year. As announced in March, Deutsche Telekom expects the number of lines in Germany to decline by between 2.5 and 3.0 million in the full 2008 financial year. At 1.2 million in the first half of the year, the decrease in the number of lines is at the lower end of the range expected for 2008 as a whole. In the second quarter, the total number of line losses was around 650,000. This quarter-on-quarter increase was primarily attributable to the stronger impact of resale customers migrating to All IP. The number of resale lines decreased by around 230,000 in the second quarter.

The international business in the Broadband/Fixed Network segment remained highly profitable. Following the sale of Spanish Ya.com and French Club Internet, this segment’s portfolio still contains the companies in Central and Eastern Europe. With an adjusted EBITDA margin of 43.1 percent in the second quarter, these countries made a substantial contribution to segment earnings.

Business Customers

Two main factors impacted the financial figures in the Business Customer segment in the first half of 2008: Media & Broadcast was sold and the Active Billing unit was reassigned to Broadband/Fixed Network. These changes were in line with the strategic realignment to focus on network-centric ITC services.

T-Systems’ international business grew by 3.2 percent in the first six months of 2008 to EUR 1.2 billion. This development is primarily attributable to major international outsourcing contracts such as those concluded with Siemens and Shell. In Germany, by contrast, revenue fell by 13.6 percent to EUR 4.0 billion. The Business Customers segment reported a decline in revenue of 10.2 percent to approximately EUR 5.3 billion, due to the realignment with the sale of Media & Broadcast at the start of the year and the reassignment of Active Billing to T-Home.

Another factor was the reduction in intragroup revenue, which fell 17.8 percent year-on-year. This decrease illustrates T-Systems’ substantial contribution to Deutsche Telekom’s cost-cutting program. In organic terms, i.e. adjusted for the revenue from Media & Broadcast and Active Billing in 2007 and exchange rate effects, total revenue decreased by 3.0 percent in the first half of 2008.

Net revenue fell by 7.7 percent to EUR 4.1 billion, which was also mainly down to the reorganization.

Adjusted EBITDA in the first six months of the year decreased by 26.1 percent to EUR 0.4 billion as a result of the sustained price and competitive pressures, the sale of Media & Broadcast, and the transfer of Active Billing to T-Home. The organic EBITDA decrease was 6.8 percent.

New orders in the first half of 2008 rose on a like-for-like basis by 9.7 percent to EUR 6.43 billion year-on-year, driven in particular by growth through major outsourcing contracts, such as with Siemens and Sparkassen Informatik and FinanzIT.

The Business Customers segment demonstrated its international growth strategy in the first half of 2008 by setting several milestones: The strategic partnership with Cognizant as well as major contracts with Royal Dutch Shell, the South African insurer Old Mutual Group, Airbus and Bosch.

T-Systems also made progress with its reorganization on the domestic market. The total number of employees in Germany fell to around 52,300 following the sale of Media & Broadcast, the reassignment of Active Billing and other restructuring measures.

The Deutsche Telekom Group at a glance*:

	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Net revenue	15,125	15,575	(2.9)	30,103	31,028	(3.0)	62,516
- Domestic	7,184	7,624	(5.8)	14,438	15,417	(6.4)	30,694
- International	7,941	7,951	(0.1)	15,665	15,611	0.3	31,822
Profit/loss before income taxes	892	1,254	(28.9)	2,513	2,304	9.1	2,453
Adjusted profit before income taxes	1,207	1,342	(10.1)	2,602	2,548	2.1	5,263
Net profit	394	604	(34.8)	1,318	1,065	23.8	571
Adjusted net profit	633	570	11.1	1,383	1,135	21.9	3,005

	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
EBITDA	4,566	4,813	(5.1)	9,521	9,356	1.8	16,897
EBITDA adjusted for special factors	4,850	4,902	(1.1)	9,536	9,584	(0.5)	19,326
Net cash from operating activities	3,682	3,150	16.9	7,013	5,215	34.5	13,714
Free cash flow before payment of dividends1)	1,963	1,751	12.1	3,592	2,271	58.2	6,581
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	1,837	1,584	16.0	3,629	3,607	0.6	8,015
Net debt at balance sheet date				40,559	40,357	0.5	37,236
Number of employees at balance sheet date				235,794	242,703	(2.8)	241,426

Mobile Communications at a glance*:

	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	8,678	8,650	0.3	17,123	17,050	0.4	34,736
Net revenue	8,511	8,472	0.5	16,803	16,718	0.5	34,050
Profit (loss) from operations	1,446	1,297	11.5	2,706	2,363	14.5	4,453
EBITDA	2,817	2,741	2.8	5,477	5,262	4.1	10,586
Adjusted EBITDA	2,844	2,750	3.4	5,507	5,289	4.1	10,733
Average number of employees	64,802	61,402	5.5	64,281	61,008	5.4	62,457

Including first-time consolidation of SunCom from February 22, 2008.

Broadband/Fixed Network at a glance*:

	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	5,291	5,655	(6.4)	10,673	11,487	(7.1)	22,690
- Domestic	4,729	4,948	(4.4)	9,559	10,094	(5.3)	20,078
- International	575	722	(20.4)	1,139	1,420	(19.8)	2,654
Net revenue	4,403	4,762	(7.5)	8,914	9,697	(8.1)	19,072
Profit (loss) from operations	837	929	(9.9)	1,746	1,905	(8.3)	3,250
EBITDA	1,720	1,855	(7.3)	3,530	3,739	(5.6)	6,925

	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Adjusted EBITDA	1,903	1,905	(0.1)	3,809	3,775	0.9	7,770
Average number of employees	94,830	99,185	(4.4)	96,154	99,888	(3.7)	97,690

Business Customers at a glance*:

	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	2,667	2,962	(10.0)	5,270	5,868	(10.2)	11,987
- Computing & Desktop Services	866	1,036	(16.4)	1,735	2,041	(15.0)	4,166
- Systems Integration	440	415	6.0	854	830	2.9	1,711
- Telecommunications	1,361	1,511	(9.9)	2,681	2,997	(10.5)	6,110
Net revenue	2,057	2,239	(8.1)	4,082	4,422	(7.7)	8,971
New orders	3,609	2,658	35.8	6,428	6,824	(5.8)	12,936
Profit (loss) from operations	(65)	34	n.a.	414	78	n.a.	(323)
EBITDA	136	256	(46.9)	809	517	56.5	584
Adjusted EBITDA	194	280	(30.7)	400	541	(26.1)	1,062
Average number of employees	52,254	56,218	(7.1)	52,691	56,497	(6.7)	56,566

Since the first quarter of 2008, the reporting structure of T-Systems has been modified to reflect the new operational orientation. As a result, reporting no longer shows Enterprise and Business Services. The Business Services unit is now fully integrated in Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment.

Group Headquarters & Shared Services at a glance*:

	Q2 2008 millions of €	Q2 2007 millions of €	Change %	H1 2008 millions of €	H1 2007 millions of €	Change %	FY 2007 millions of €
Total revenue	915	988	(7.4)	1,799	1,940	(7.3)	3,868
Net revenue	154	102	51.0	304	191	59.2	423
Profit (loss) from operations	(305)	(215)	(41.9)	(582)	(465)	(25.2)	(1,973)
EBITDA	(55)	(26)	n.a.	(155)	(94)	(64.9)	(1,006)
Adjusted EBITDA	(40)	(21)	(90.5)	(65)	46	n.a.	(108)
Average number of employees	24,297	27,241	(10.8)	24,017	28,275	(15.1)	27,023

*	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of pro forma figures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to the interim Group report.

Development of customer numbers

Broadband/Fixed Network

	June 30, 2008 (thousands)	June 30, 2007 (thousands)	Change (thousands)	Change %
Broadband
Total number of lines [a,b]	14,617	12,681	1,936	15.3
Domestic [a]	13,066	11,513	1,553	13.5
of which: retail	9,898	8,013	1,885	23.5
International [a,b]	1,551	1,169	382	32.7

Fixed network
Total number of lines [a,b]	35,222	37,725	(2,513)	(6.7)
Domestic [a]	29,820	32,089	(2,269)	(7.1)
of which: ISDN lines	8,449	8,781	(0,332)	(3.8)
International [a,b]	5,402	5,637	(235)	(4.2)

Wholesale/resale
DSL resale [c]	3,402	3,686	(284)	(7.7)
of which: domestic	3,169	3,500	(331)	(9.5)
ULLs [d]	7,597	5,495	2,102	38.3

Comments on the Broadband/Fixed Network table:

The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of precise figures.

a	Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
b	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom AD (formerly Maktel) and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
c	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
d	Unbundled local loop lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	June 30, 2008 (thousands)	June 30, 2007 (thousands)	Change (thousands)	Change %
Mobile customers [a]
Total	125,002	115,046	9,956	8.7

in Europe	93,535	87,032	6,503	7.5
in the United States	31,466	28,014	3,452	12.3

(T-Mobile USA)

	June 30, 2008 (thousands)	June 30, 2007 (thousands)	Change (thousands)	Change %
T-Mobile Deutschland [b]	38,399	34,329	4,070	11.9
T-MobileUK [c]	16,794	16,786	8	0.0
PTC	12,830	12,525	305	2.4
T-Mobile Austria	3,298	3,148	150	4.8
T-Mobile Netherlands [d]	5,278	4,786	492	10.3
T-MobileCzech Republic	5,313	5,140	173	3.4
T-Mobile Hungary	5,082	4,517	565	12.5
T-Mobile Croatia	2,543	2,222	321	14.4
T-Mobile Slovakia	2,330	2,226	104	4.7
Other countries [e]	1,669	1,353	316	23.4

Comments on the Mobile Communications table:

a	One Mobile Communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange Nederland and SunCom customers were also included in the historic customer base.
b	As a result of court rulings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in 2007 and the first half of 2008, far fewer customers were deactivated.
c	Including Virgin Mobile.
d	Consolidation of Online (formerly Orange Nederland Breedband B. V.) in the second quarter of 2008. The consolidation of Online has no effect on the number of customers of the TMNL group, as only Mobile Communications customers are shown.
e	“Other countries” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Net additions in the second quarter of 2008

Broadband/Fixed Network

	Q2 2008 (thousands)	Q2 2007 (thousands)	Change (thousands)	Change %
Broadband
Lines (total) 1,2,3)	171	512	-341	-66.6
Domestic 4)	108	448	-340	-75.9
of which: retail	340	373	-33	-8.8
International 2,3,5,6)	63	65	-2	-3.1

Fixed network
Lines (total) 1,8)	(655)	(567)	(88)	(15.5)
Domestic	(653)	(516)	(137)	(26.6)
of which: ISDN lines	(97)	(117)	20	17.1

	Q2 2008 (thousands)	Q2 2007 (thousands)	Change (thousands)	Change %
International	(2)	(60)	58	96.7

Wholesale/resale
DSL resale 9)	(227)	85	(312)	n.a.
of which: domestic	(232)	75	(307)	n.a.
ULLs 10)	565	340	225	66.2

Comments on the Broadband/Fixed Network table:

Table includes broadband and narrowband lines (Germany, Eastern and Western Europe).

1	Lines in operation.
2	Total of retail and resale.
3	T-Online France was deconsolidated at the end of the second quarter of 2007, accounting for a reduction of 356,000 broadband lines, 644,000 broadband rates and 46,000 narrowband rates as of the end of the second quarter of 2007. Its customer figures are therefore no longer reported; prior-year figures have been adjusted accordingly.
4	Broadband lines excluding lines for internal use.
5	Includes customers with broadband lines on proprietary network.
6	Subscriber-line figures are recorded including Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro).
7	Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom, and Slovak Telekom; Western Europe includes Ya.com.
8	Telephone lines excluding internal use and public telecommunications, including wholesale services.
9	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale: Included in total number of broadband lines.
10	Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	Q2 2008 (thousands)	Q2 2007 (thousands)	Change (thousands)	Change %
Mobile customers 1)

(total)	1,882	2,555	(673)	(26.3)
in Europe	1,214	1,698	(484)	(28.5)
in the United States	668	857	(189)	(22.1)

(T-Mobile USA)
T-Mobile Deutschland 2)	1,288	1,280	8	0.6
T-MobileUK 3)	(330)	51	(381)	n.a.
PTC	(156)	152	(308)	n.a.
T-Mobile Austria	11	9	2	22.2

	Q2 2008 (thousands)	Q2 2007 (thousands)	Change (thousands)	Change %
T-Mobile Netherlands	112	46	66	143.5
T-MobileCzech Republic	40	31	9	29.0
T-Mobile Hungary	153	39	114	292.3
T-Mobile Croatia	90	30	60	200.0
T-Mobile Slovakia	(5)	4	(9)	(225.0)
Other countries 4)	9	56	(47)	(83.9)

Comments on the Mobile Communications table:

1)	One Mobile card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: tele.ring and PTC customers were also included in the historic customer base.
2)	As a result of court rulings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first half of 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in the first half of 2007 is due to this change. Approximately 400,000 prepay customers resulted from the use of pre-activated prepaid cards in the context of special customer acquisition measures in the first quarter of 2007. Historical figures were not adjusted.
3)	Including Virgin Mobile.
4)	“Other countries” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim for,” “goal,” “plan,” “will,” “strive for,” “outlook” or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance and other indicators, as well as personnel-related measures and workforce adjustments. Forward-looking statements are based on current plans, estimates and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, an economic downturn in Europe or North America and changes in exchange and interest rates could also affect our business development and the availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom cannot guarantee that its expectations or targets will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom’s results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link “Investor Relations.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: August 7, 2008